ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED 7/Fl. B, No.132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, R.O.C. Tel: (886)(2) 2712 2558, Fax: (886)(2) 2712 3557

FOR IMMEDIATE RELEASE

November 17, 2005

Contact: Andrew Wang
Asia Pacific Wire & Cable
(886)(2) 2712-2556

Michael Mandelbaum
Mandelbaum Partners
(310) 785-0810

ASIA PACIFIC WIRE & CABLE ANNOUNCES A CHANGE
IN ITS CORPORATE HEADQUARTERS, THE
RESIGNATION OF CERTAIN DIRECTORS AND CERTAIN
CHANGES IN OPERATING SUBSIDIARY MANAGEMENT

NEW YORK, NY – November 17, 2005 – Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) announced today that it has relocated its corporate headquarters from Singapore to Taipei. This move was triggered, in part, by the re-acquisition of majority control by Pacific Electric Wire & Cable Corp, which is also headquartered in Taipei and which has an agreement to supply raw materials and services to the Company. In addition, the Company believes it will be better positioned to access and manage business opportunities and investments in China and elsewhere from a Taipei headquarters. The Company’s manufacturing facilities in Singapore have not been moved.

APWC announced today also that four directors have resigned from the Board. Messrs. Andy Cheng, Jack Sun and David Sun (each of whom are affiliated with PEWC) have resigned. Those resignations are consistent with the position of the creditor banking group of PEWC that the APWC Board increase the number of independent directors up to five seats. In addition, Mr. Ulyos Maa, who served as an independent director, has resigned from the Board. Mr. Maa is the Chief Executive Officer of KPMG (Taiwan) and he determined to devote more of his professional activities to his primary profession. The Board is going to seek qualified independent candidates to fill the vacancies now existing on the Board.

APWC announced also today that certain members of management at one of the Company's subsidiaries in China, Ningbo Pacific Cable Company Limited, have been terminated based upon the results of an internal investigation and the report of an independent investigator regarding financial misconduct at the subsidiary. The Company has appointed a new chairman and a new acting general manager at Ningbo. Mr. Yuan Chun Tang, the Chairman and CEO of APWC, is continuing to make necessary operational and personnel changes based upon the results of the investigation. The Board has determined that, in a number of instances, management at Ningbo and one or more other subsidiaries in China failed to exercise satisfactory supervision over financial and accounting practices, engaged in transactions without an adequate business purpose and did not exercise good business judgment. In addition, Mr. Yuan Chun Tang is reviewing certain actions taken by several present and former officers and directors at other operating subsidiaries of the Company based upon conclusions expressed in the investigative report.

The Company is not able to quantify the amount of losses at Ningbo, although the Company believes that the misconduct of the former management was a material factor in the losses incurred at Ningbo during the past 4 years. However, the Company does not consider the losses at Ningbo to have been material to the Company’s financial performance, taken as a whole, during that period.

As previously noted, APWC is committed to identifying and addressing instances of managerial misconduct and is taking steps to enhance internal controls and reduce the possibility of similar events in the future. The Board of Directors and Company management have also been working with an independent consultant to identify and correct weaknesses in internal controls over financial reporting and to establish an internal audit department at the Company headquarters, which would establish the rules for internal control procedures and would supervise operating and financial audits.

APWC remains in discussions with its auditors, Ernst & Young, regarding the completion of the audit of the financial statements for the fiscal year ended December 31, 2004. While a number of important issues in connection with that audit have been resolved, several questions remain to be resolved, which is expected to occur over the course of the next several weeks.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical fact, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.